AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY

A Member Company of American International Group, Inc.
 A Capital Stock Insurance Company
175 Water Street
New York, NY 10038

NOTICE: THIS INSURER IS NOT LICENSED IN THE STATE OF NEW YORK AND IS NOT SUBJECT TO ITS SUPERVISION.

FMR FUNDS CONCENTRIC CUSTOM BOND
Bond Number: 672-69-40		Replacement of 492-60-12

NOTICE: COVERAGE UNDER COVERAGE SECTIONS I AND II IS CLAIMS MADE. THE COVERAGE OF THIS BOND IS GENERALLY LIMITED TO LIABILITY FOR ONLY THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE BOND PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN. PLEASE READ THIS BOND CAREFULLY AND REVIEW ITS COVERAGE WITH YOUR INSURANCE AGENT OR BROKER. AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS, AND SHALL BE APPLIED AGAINST THE RETENTION AMOUNT. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND.

DECLARATIONS
ITEM	1.	NAMED INSURED:	All Fidelity Funds (as defined in this bond).

		MAILING ADDRESS:	c/o FMR Corp.
			82 Devonshire Street, Mailstop V11D
			Boston, MA 02109

ITEM	2.	BONDPERIOD:	From: July 1, 2006 To: July 1, 2007 (12:01 A.M.
			standard time at the address stated in Item 1.)
ITEM	3.	COVERAGE DESCRIPTION	Financial Institution Bond

ITEM	4.	LIMIT OF LIABILITY:	$25,000,000 Single Loss Limit

			$25,0000,000 in the aggregate
ITEM	5.	RETENTION	$400,000 (each loss) or such lesser amount required
			under the Investment Company Act of 1940. Excpet
			Insuring Agreement 1 which maintains a $0 Retention

ITEM	6	PREMIUM:	$177,000

Producer:	AON RISK SERVICES, INC. OF NY
55 EAST 52ND STREET

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In consideration of the payment of the premium, and in reliance upon the Application made to American International Specialty Lines Insurance Company (herein called the “Insurer”), the Insurer agrees as follows:

1.	INSURING AGREEMENTS

	A.	FIDELITY

This bond shall pay loss which is discovered during the Bond Period resulting directly from dishonest or fraudulent acts including larceny or embezzlement committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(1) to cause the Company to sustain such loss; or

(2) to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

Notwithstanding the foregoing, however, it is agreed that with regards to Loans and/or Trading, this bondcovers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to realize a financial benefit and which actually results in such a financial benefit for the Employee. Also notwithstanding the foregoing, where the proceeds of a fraud perpetrated by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee has obtained such benefit provided the Company established that the Employee intended to participate therein.

As used throughout this Insuring Agreement, “financial benefit” does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment except such may be used in determining intent.

	B.	ON PREMISES

This bond covers loss of Property resulting directly from:

(1) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof; or

(2) theft, False Pretense, common-law or statutory larceny, committed by a person present in an office or on the premises of the Company while the Property is lodged, deposited or held for safekeeping within offices or premises, located anywhere, Including insurance companies or sureties holding collateral in which the Named Insured has an interest.

	C.	IN TRANSIT

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This bond covers loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

	(1)	a natural person acting as a messenger of the Company (or another natural person acting as messenger or Custodian during an emergency arising from the incapacity of the original messenger); or

	(2)	a Transportation Company and being transported in an armored motor vehicle; or

	(3)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically; and

(ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements; and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D.	FORGERY OR ALTERATION

This bond covers loss resulting directly from:

	(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit;

	(2)	transferring, paying or delivering any Funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Company and authorizing or acknowledging the transfer, payment, delivery or receipt of Funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Company, Employee of the Company, or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, Employee, or financial institution (A mechanically reproduced facsimile signature is treated the same as a handwritten signature); or

(3) any check or draft:

(a) made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

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(b)	procured in a face to face transaction with the maker or drawer thereof or with one acting as agent of such maker or drawer by anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

E.	SECURITIES

This bond covers loss resulting directly from the Company having, in good faith, for its own account or for the account of others:

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

	(a)	Certificated Security;
	(b)	document of title;
	(c)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;
	(d)	Certificate of Origin or Title;
	(e)	Evidence of Debt;
	(f)	corporate, partnership or personal Guarantee;
	(g)	Security Agreement; or
	(h)	written Instruction;
	(i)	Uncertificated Securities
	(j)	Initial Transaction Statements
which:
	(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery; or
	(ii)	is altered; or
	(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, or any items listed in (a) through (h) above; or

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit.

(A mechanically reproduced facsimile signature is treated the same as a handwritten signature.)

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F.	COUNTERFEIT CURRENCY

This bond covers loss resulting directly from the receipt by the Company, in good faith, of any Counterfeit Money of any country.

G.	UNCOLLECTIBLE ITEMS OF DEPOSIT

This bond covers loss resulting directly from the Company having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

(1) redemptions or withdrawals to be permitted,

(2) shares to be issued, or

(3) dividends to be paid,

from an account of a customer.

In order for coverage to apply under this Insuring Clause, the Company must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Company’s standard collection procedures have failed.

H.	AUDIT EXPENSE

This bond covers loss consisting of reasonable expenses incurred by the Company for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of other losses sustained by the Company and covered by this bond.

I.	COMPUTER SYSTEMS

This bond covers loss incurred by reason of:

(1) the Company having transferred, paid or delivered any Funds or Property, established any credit, debited any account or given any value as the direct result of the fraudulent input of Electronic Data directly into:

(a) the Company’s Computer System;

(b) the Service Bureau’s Computer System;

(c) an Electronic Funds Transfer System;

(d) a Customer Communication System; or

(e) an automated teller machine;

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(2)	the fraudulent modification or the fraudulent destruction of Electronic Data: (i) stored within, or being run within, any of the above systems or (ii) during electronic transmission through data communication lines to the Company’s Computer System, or a Service Bureau’s Computer System,

which fraudulent acts were committed by a person who intended to cause the Company to sustain a loss or to obtain financial gain for himself or any other person.

J.	CUSTOMER VOICE INITIATED TRANSFERS

This bond covers loss resulting directly from the Company having, in good faith, transferred Funds from a customer’s account through an Electronic Funds Transfer System, in reliance upon a customer voice initiated funds transfer instruction which was purported to be from an officer, director, partner or employee of a customer of the Company who was authorized and appointed by such customer to instruct the Company by means of voice message transmitted by telephone to make certain funds transfers, and which instruction:

(1) was, in fact, from an impostor, or a person not authorized by the customer to issue such instructions by voice message transmitted by telephone, and which

(2) was received by an Employee of the Company specifically designated to receive and act upon such instructions; but provided that:

(a) such voice instruction was electronically recorded by the Company and proper password(s) or code words(s) given; and

(b) the voice instruction was verified by a direct call back to an employee of the customer (or a person thought by the Company to be an employee of the customer).

Proof of loss for claim under the Customer Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if a recording of such call back was required.

K.	TELEFACSIMILE TRANSFER FRAUD

This bond covers loss resulting directly from the Company having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1) purports and reasonably appears to have originated from

(a) a customer of the Company; or

(b) another financial institution; or

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(c) another office of the Company

but, in fact, was not originated by the customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $400,000, the instruction was verified by a call-back according to a prearranged procedure.

2.	DEFINITIONS

“Affiliate” means (i) any person or entity that directly, or indirectly through one or more intermediaries, is controlled by the Company; or (ii) any person or entity that directly, or indirectly through one or more intermediaries, is a successor in interest to any Company.

“Application” means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this bond or the underwriting of any other mutual fund (or equivalent) liability bond issued by the Insurer, or any of its affiliates, of which this bond is a renewal, replacement or which it succeeds in time, including but not limited to any statement or warranties, financial information, or other information provided at any bond renewal meetings.

“Company” means: (i) any Fund and (ii) Subsidiaries.

“Defense Costs” means reasonable and necessary fees (including but not limited to legal fees and experts’ fees), costs and expenses consented to by the Insurer (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond) resulting from the investigation, adjustment, defense and/or appeal of a claim against the Insureds, but excluding salaries of officers of the Company.

“Executive” means:

(1) any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator’s trustee), observer, governor, management committee member, supervisory board or advisory board or any other executive committee, member of a board of managers or management board;

2)	in the event the Company operates outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to an executive position listed in Item (1) of this Definition;

	(3)	any past, present and future General Counsel, Risk Manager (or equivalent position) of the Named Insured;

	(4)	members of the Fund Advisory Board (the “Advisory Board”), but only in their capacities as such.

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“FMR Corporate Concentric Custom Bond” means bond No. [ ] issued by the Insurer to FMR Corp.

“Foreign Jurisdiction” means any jurisdiction, other than the United States or any of its territories or possessions.

“Fund” means any Fidelity Investments® branded investment company(ies) and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, advised and/or operated by FMR Corp or any Subsidiary or Affiliate thereof as of or prior to the inception date of the Bond Period, which is not formed as, or operated as, a hedge fund and (i) is not otherwise covered under the FMR Corporate Concentric Custom Bond and (ii) is listed on the Company’s 17g-1 calculation report (which is updated by or on behalf of the Company quarterly). In the event that a Fund is not listed on the Company’s 17g-1 calculation report due to an error or unintentional omission committed by or on behalf of the Insured this bond will provide coverage to the extent it would have provided coverage had such error or unintentional omission not occurred.

Fund shall also include any Fidelity Investments branded investment company, and/or any portfolio of an investment company, as defined by the Investment Company Act of 1940, which is first advised and/or operated by FMR Corp. or any Subsidiary or Affiliate thereof after the inception of the Bond Period, or such entity(ies) which is/are not otherwise covered under the FMR Corporate Concentric Custom Bond or any predecessor policies issued by any AIG Member Companies and which is not formed as or operated as a hedge fund, beginning as of the date of the first meeting or written consent of the management board (or equivalent governing body) of such entity, but only:

(1)	where the projected assets for the first twelve months under management are less than $2,000,000,000; or

(2)	for any such entity not meeting the definition set forth in clause (1), such entity shall be deemed a Fund for either: (i) 90 days (the “Automatic Period”) or (ii) until the end of the Bond Period (the “Stub Period”), whichever comes first.

For any such entity not meeting the definition set forth in clause (1), the Insurer shall extend the Stub Period to 90 days (the “Extended Stub Period”) if the bondin the sole and absolute discretion of the Insurer, is renewed, with the coverage for the balance of the 90 day period continuing under the terms and conditions of the renewed bond.

The Insurer shall extend coverage beyond the Automatic Period or Extended Stub Period to any such entity not automatically covered under (1) above (along with the Individual Insured(s) of such entity), if, during the Automatic Period or Extended Stub Period, a Company shall have (i) provided quarterly reports listing all such new Funds, and (ii) agreed to any additional premium and amendment of the provisions of this bond required by the Insurer, in its sole and absolute discretion, relating to such Fund. Further, coverage as shall be afforded to any such Fund and any Individual Insured thereof is conditioned upon the Named Insured paying when due any additional premium required by the Insurer relating to such Fund.

In all events, coverage as is afforded under this bond with respect to a claim made against a new Fund or Insured thereof, shall only apply for wrongful acts committed or allegedly committed after the date of the first meeting or written consent of the management board

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(or equivalent governing body) of such Fund, and prior to the time, if any, that such person or entity ceased to be a Fund or an Insured thereof.

Nothing contained herein shall operate to extend the length of the Bond Period except that coverage will be extended if, and to the extent, there is any renewed bond as set forth in the Automatic 90 Day Period.

“Individual Insured” means any: (i) Executive of the Company, (ii) outside entity Executive and (iii) Employee of any Company.

“Insured” means any: (i) Company and (ii) Individual Insured.

“Interrelated Wrongful Act” means wrongful acts which are the same, related or continuous, or wrongful acts which arise from the same, related or common nexus of facts regardless of whether such claims involve the same or different claimants, Insureds or legal causes of action.

“Named Insured” means the entity stated in Item 1 of the Declarations.

“ Bond Period” means: the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this bond.

”Subsidiary” means any entity:

(a)	of which the Named Insured owns on or before the inception date of this bond more than 50% of the issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more of its Subsidiaries;

(b)	which the Named Insured first (i) creates during the Bond Period either directly, or indirectly through one or more of its Subsidiaries regardless of asset size or (ii) acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership rights either directly, or indirectly through one or more of its Subsidiaries and whose assets total less than $2,000,000,000 as of the acquisition date;

(c)	of which the Named Insured first acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more of its Subsidiaries (other than an entity described in paragraph (b) above), but only upon the condition that within 90 days of its becoming a Subsidiary, the Named Insured shall have provided the Insurer with full particulars of the new Subsidiary and agreed to any additional premium or amendment of the provisions of this bond required by the Insurer relating to such new Subsidiary; and

(d)	any entity listed as such in an endorsement to this bond

An entity becomes a Subsidiary when the Named Insured owns more than 50% of the issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more of its Subsidiaries. An entity ceases to be a Subsidiary when the Named Insured ceases to own 50% of the issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more

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of its Subsidiaries. With respect to any entity that becomes a Subsidiary pursuant to Clause (c) above, if the Insurer has not notified the Named Insured of any required additional premium and/or amendment of bond before the later to occur of: (i) the entity becomes a Subsidiary, or (ii) 30 business days have passed since the notice and full particulars of such Subsidiary were provided to the Insurer as required above, then such entity shall be deemed a “Subsidiary” from the date it became a Subsidiary. The Insurer may nevertheless require additional premium and/or amendment of the provisions of this bond at any time within the first 90 days after such entity becomes a Subsidiary. In the event that the Named Insured fails to agree to any additional premium and/or amendment of the provisions of this bond so required by the Insurer within 30 days of being notified of such requirement, such entity shall cease to be a Subsidiary.

With regard to any Subsidiary referenced in (c) above, the Insurer may request underwriting information, and, if requested, the Insureds shall timely provide such information. In all events, the Named Insured shall provide the Insurer with full particulars of any newly acquired Subsidiary within 90 days or the end of the Bond Period, whichever is earlier. Further, coverage as shall be afforded to the new Subsidiary referenced in (c) above is conditioned upon the Named Insured paying when due any additional premium required by the Insurer in accordance with the foregoing definition.

In all events, coverage as is afforded under this bond with respect to a Subsidiary shall not apply for any alleged wrongful act occurring at any time when the Named Insured did not own: (i) more than 50% of the issued and outstanding voting stock or membership or other rights of such Subsidiary either directly, or indirectly through one or more of its Subsidiaries; or (ii) did not otherwise control such entity.

Nothing contained herein shall operate to extend the length of the Bond Period.

“Trade Secret” means information that has been reduced to an electronic form, including a formula, compilation, pattern, program, device method, process or technique which:

(a)	derives independent economic value, actual or potential, from not being generally known and not readily ascertainable through proper means by other persons who can obtain economic advantage from its disclosure or use;

(b)	is the subject of your reasonable efforts to maintain its secrecy; and

(c)	is used, capable of being used, or intended to be used in commerce.

A “Trade Secret” does not include information that is the subject of a patent, copyright, trademark or service mark, or an application therefore

“Acceptance” means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

“Certificate of Deposit” means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

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“Certificate of Origin or Title” means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

“Certificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

“Company’s Computer System” means those Computer Systems owned, leased or operated by the Company.

“Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

“Computer System” means computer hardware, software, firmware, and components thereof, including electronic data stored thereon, which are linked together through a network of two or more computers, including such networks accessible through the Internet.“Counterfeit” means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

“Custodian” means the institution designated by an Investment Company to maintain possession and control of its assets.

“Customer Communication Systems” means those communications systems which provide customers of the Insured with direct access to the Company’s Computer Systems.

“Electronic Data” means facts or information converted to a form usable in a Computer System and which is stored on Electronic Data Processing Media for use by Computer Programs.

“Electronic Data Processing Media” means the punched cards, magnetic tapes, punched tapes, magnetic discs, optical storage discs, or other bulk media on which data are recorded.

“Electronic Funds Transfer System” means those systems which operate automated teller machines or point of sale terminals and include any shared networks or facilities for said system, in which the Insured participates.

For Coverage Section III only, “Employee” means:

(1)	a natural person in the service of any Company covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

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(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision or a guest student pursuing studies or duties while performing services for a Company;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this Policy bond;

(5)	each natural person, partnership, corporation or other entity authorized by the Insured to perform services as data processors of checks or other accounting records related to such checks of the Insured, but only while such person, partnership, corporation or other entity is actually performing such services and not creating, preparing, modifying or maintaining the Insured’s computer software or programs, herein called Processor. Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond; a Federal Reserve Bank or clearing house shall not be construed to be a Processor;

(6)	a Partner of the Insured, unless not covered as stated in an endorsement to this Policy bond;

(7)	a natural person in the voluntary service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured has the right to direct and control while performing services for the Insured;

(8)	a natural person hired as a consultant under written contract and subject to the direction and supervision of the management of the Insured while performing services for the Insured;“Evidence of Debt” means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

“False Pretense” means the delivery and transfer of tangible property on the premises of the Insured, or on the premises in which the Property is lodged or deposited, to a person on said premises as the direct result of a fraudulent representation made by said person to the Insured at the time of delivery of and transfer of said Property.

“Financial Interest” in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)	as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregate of:

	(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities)

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with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured asset-off against loss12 covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner’s investment in the Insured.

“Forgery” means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

“Guarantee” means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

“Initial Transaction Statement” means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent by the issuer to the Insured as registered owner or registered pledgee containing:

(1)	a description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee or the pledgee whose interest was released; and

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are no such liens, restrictions or adverse claims; and

(5)	the date the transfer, pledge or release was registered.

“Instruction” means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified to be registered.

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“Internet” means the worldwide public network of computers as it currently exists or may be manifested in the future, including the Internet, an intranet, an extranet or a virtual private network.

“Items of Deposit” means any one or more checks and drafts.

“Letter of Credit” means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

“Loan” means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

“Money” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

“Negotiable Instrument” means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

“Partner” means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner or an Employee (as defined in Financial Institution Bond DEFINITIONS Section 1) of a Company.

“Property” means Money, Certificated Securities, Initial Transaction Statements, any Statement of Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, books of account, Electronic Data and Electronic Data Processing Media, and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

“Security Agreement” means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

“Service Bureau” means a natural person, partnership, corporation or other entity authorized by written agreement to perform data processing services using Computer Systems.

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“Service Bureau’s Computer System” means those Computer Systems owned, leased or operated by the Service Bureau.

“Single Loss Limit” means all covered loss resulting from (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or (b) any one act or series of related unintentional or negligent acts or omission on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding.

“Statement of Uncertificated Security” means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

	(a)	transferred to the registered owner;

	(b)	pledged by the registered owner to the registered pledgee;

	(c)	released from pledge by the registered pledgee;

	(d)	registered in the name of the registered owner on the date of the statement; or

	(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

	(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

	(b)	the pledge of the registered pledgee was registered; or

	(c)	of the statement, if it is a periodic or annual statement.

“Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

“Trading” means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

“Transportation Company” means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

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“Uncertificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

“Withdrawal Order” means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of Funds stated therein.

THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK

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3. EXCLUSIONS

EXCLUSION SECTION I: EXCLUSIONS THAT APPLY TO ALL INSURING AGREEMENTS

This Policy bond does not apply:

a.	to any claim or claim alleging, arising out of, based upon or attributable to the facts alleged, or to the same or related wrongful acts alleged or contained in any claim or claim which has been reported, or in any circumstances of which notice has been given, under any bond of which this Policy bond is a renewal or
replacement;

b.	to any claim or claim arising out of, based upon or attributable to any bankruptcy, insolvency, conservatorship, receivership or liquidation of, or suspension of payment or refusal to pay, by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to any wrongful acts solely in connection with any investment by an Insured on the behalf of customer(s) or client(s) in the securities of any entity experiencing any of the foregoing activities;

c.	to any claim or claim, arising out of, based upon or attributable to, solely with respect to the lending of securities, a failure to produce securities by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to Defense Costs;

d.	for any amount for which the Insured is not financially liable or which any claimant is without legal recourse against the Insured, or matters which may be deemed uninsurable under the law pursuant to which this Policy bond shall be construed;

e.	to any or claim arising out of, or attributable to any actual violation of the Racketeer Influenced and Corrupt Organizations Act (18 USC
Sections 1961 et seq., and amendments thereto) or any rules or regulation promulgated thereunder;

f.	to any claim or claim alleging, based upon or arising out of infringement of patent or misappropriation of Trade Secrets; or

g.	loss of Property or Electronic Data Processing Media or Electronic Data
while

h.	potential income, including but not limited to interest and dividends, not realized by the Company;

i.	loss through the surrender of Property away from an office of the

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Company as a result of a threat:

(a) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Company of any such threat, or (b) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A);

j. loss due to riot or civil commotion outside the United States of America and Canada and any country in which the Company maintains an office; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (B) In Transit, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

k. indirect or consequential loss of any nature including damages to third parties of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof;

l loss resulting directly or indirectly form Forgery or alteration except when covered under Insuring Agreements (A), (D), (E), or (F)

m. all fees, costs and expenses incurred by the Company:

(4) in establishing the existance of or amount of loss covered under this policy, or (5) as a party to any legal proceeding whether or not such legal proceeding exposes the Company to loss covered by this policy.

EXCLUSION SECTION II: EXCLUSIONS THAT EXCLUSIVELY APPLY TO —Insuring Agreements A THROUGH H

This bond does not apply to:

a. loss resulting directly or indirectly from any act or acts of any person who is a member of the board of directors of the Company or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Company in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

b.	loss resulting directly or indirectly from the complete or partial
	nonpayment of, or default upon, any Loan or transaction involving the
	Insured as a lender or borrower, or extension of credit, including the
	purchase, discounting or other acquisition of false or genuine

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accounts, invoices, notes, agreements or Evidences of Debt, whether such loanLoan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

c. loss resulting from any violation by the Company or by any Employee

(a) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(b) of any rule or regulation made pursuant to any such law, unless it is established by the Company that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

d. loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Company, Funds or Property of the Company held by it in any capacity, except when covered under Insuring Agreements (A) or (B);

e. loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

f. loss resulting directly or indirectly from transactions in a customer’s or the Company’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s or the Insured’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

g. damages resulting from any civil, criminal or other legal proceeding in which the Company is adjudicated to have engaged in racketeering activity except when the Company establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Company covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States; Code 1961 et seq., as amended;

h. loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

(1)	in obtaining credit or Funds,

(2)	in gaining access to automated mechanical devices which, on

behalf of the Insured, disburse Money, accept deposits, cash checks,

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drafts or similar written instruments or make credit card loansLoans, or (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of Electronic Funds Transfer Systems, whether such cards were issued, or purport to have been issued, by the Company or by anyone other than the Company, except when covered under Insuring Agreement (A);

i. loss involving automated mechanical devices which, on behalf of the Company, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

j. loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Company at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

k. loss involving itemsItems of depositDeposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

l. loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

m. loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Company, and in any event, loss of such property occurring more than 60 days after the Company takes possession of such property, except when covered under Insuring Agreements (A) or (B);

n.	loss, under Insuring Agreement (A) resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-
Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

o.	loss caused directly or indirectly by a Partner of the Company unless the amount of such loss exceeds the Financial Interest in the Company of such Partner and the retention applicable to this Policy bond, and then for the excess only;

p.	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guaranteeGuarantee as to the performance of any investments;

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q. loss due to liability imposed upon the Company as a result of the unlawful disclosure of non-public material information by the Company or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

EXCLUSION SECTION III: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements--I THROUGH J

This bond does not apply to:

a. loss resulting directly or indirectly from the fraudulent preparation or fraudulent modification of Computer Programs unless covered under Insuring Agreement I;

b. loss caused by an identifiable employee of the Company or by a person or persons in collusion with an Employee of the Company. Prior knowledge by any that a fraudulent act by a person, or persons, not in the employ of the Company, has been, or will be, perpetrated shall, for the intent and purpose of this Policy bond, be deemed to be collusion should said Employee willfully or deliberately withhold this knowledge from the Company. The withholding of knowledge from the Company by an Employee because of a threat to do bodily harm to any person, or to do damage to the premises or propertyProperty of the Company, shall not be deemed to be or to constitute collusion;

c. loss resulting directly or indirectly from the assumption of liability by the Company by contract unless the liability arises from a loss covered by Insuring Agreements (I) , (J) or (K) and would be imposed on the Company regardless of the existence of the contract;

d. loss resulting directly or indirectly from:

(a)	written Instructions or advices, or

(b)	telegraphic or cable instructions or advices;

e.	loss resulting directly or indirectly from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeited, altered or otherwise fraudulent and which are used as source documentation in the preparation of
Electronic Data or manually keyed into a data terminal;

f.	loss resulting directly or indirectly from the accessing of any confidential information including, but not limited to, Trade Secret information, Computer Programs or customer information;

g.	loss resulting directly or indirectly from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge, which affects

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a Computer System, or (2) failure or breakdown of Electronic Data Processing Media, or (3) error or omission in programming or processing;

h. loss resulting directly or indirectly from the fraudulent preparation or fraudulent modification of electronic computer instructions;

i. loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer, or other person, who had authorized access to the customer’s authentication mechanism;

j. loss resulting from fraudulent features contained in electronic computer instructions developed for sale to, or sold to, multiple customers at the time of their acquisition from a vendor or consultant;

k. loss resulting directly or indirectly from the assumption of liability by the Company by contract unless the liability arises from a loss covered by the Insuring Agreements (K), (I) or (J) and would be imposed on the Company regardless of the existence of the contract.

4.	OWNERSHIP

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use of the benefit of the Insured named in the Declarations.

5.	DEFENSE, INVESTIGATION AND SETTLEMENT (INCLUDED IN THE LIMIT OF LIABILITY)

	A.	DEFENSE

Except as hereinafter stated, the Insurer shall advance, excess of any applicable retention amount pursuant to Clause 8 hereof, covered Defense Costs no later than ninety (90) days (in the case of an Individual Insured sixty (60) days) after the receipt by the Insurer of written notice of such costs. The Insureds shall defend any claim made against them. The Insured shall give the Insurer such information and cooperation as it may reasonably require. The Insurer shall be entitled to effectively associate in the defense and settlement of any claim that appears reasonably likely to involve the Insurer, including, but not limited to, the right to effectively associate in the negotiation of a settlement.

	B.	INVESTIGATION AND SETTLEMENT

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The Insurer shall have the right to make any investigation it deems necessary with respect to any claim or notice of circumstances under this Policy bond at its own expense.

The Insured shall not admit liability for or settle any claim or incur any Defense Costs without the Insurer’s prior written consent, which consent shall not be unreasonably withheld; however, if the Insured is able to dispose of all claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Insurer’s consent shall not be required for such claims.

If the Insurer recommends a settlement within the Policy bond’s applicable Single Loss Limit which is acceptable to the claimant and the Insureds do not consent to such settlement then, subject to the applicable limit of liability, the Insurer’s liability for all loss on account of such claim shall not exceed: (1) the amount for which the Insurer could have settled such claim plus Defense Costs incurred as of the date such settlement was proposed, plus (2) 50% of covered loss in excess of such settlement amount, it being a condition of this insurance that the remaining 50% of such loss excess of the settlement amount shall be carried by the Company and the Insureds at their own risk and be uninsured. Notwithstanding the foregoing, this paragraph shall not apply until the settlement amount exceeds the retention amount stated in Item 5 of the Declarations.

The Insurer shall not be obligated to pay any claim or judgment of Defense Costs after the limit of liability set forth in Item 4 of the Declarations has been exhausted by payment by the Insurer of judgments, settlements, Defense Costs or any other covered loss.

6. TERRITORY

This bond shall apply to any claim made against any Insured anywhere in the world. All premiums, limits, retentions, loss and other amounts under this bond are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or other elements of loss are stated or incurred in a currency other than United States of America dollars, payment of covered loss due under this Policy bond (subject to the terms, conditions and limitations of this Policy bond) will be made either in such other currency (at the option of the Insurer and if agreeable to the Named Insured) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the Insurer’s obligation to pay such loss is established (or if not published on such date the next publication date of The Wall Street Journal).

Payment of loss under this bond shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanction laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

In regard to claims brought and maintained solely in a Foreign Jurisdiction against the Company operating in such Foreign Jurisdiction or an Individual Insured thereof for wrongful acts committed in such Foreign Jurisdiction, the Insurer shall apply to such claim(s) those terms and conditions (and related provisions) of the Foreign Bond registered with the appropriate regulatory body in such Foreign Jurisdiction or regularly offered for sale in that Foreign Jurisdiction that are more favorable to such Insured than the terms and conditions

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of this bond. However, this paragraph shall apply only to Clauses [ ] of this bond and the comparable provisions of the Foreign Bond.

For purposes of this extension, “Foreign Bond” means the Insurer’s or any other affiliate company of American International Group, Inc.’s (AIG) executive managerial liability bond (including all mandatory endorsements, if any) approved by AIG or such affiliate company to be sold within a Foreign Jurisdiction that provides coverage substantially similar to the coverage afforded under this bond. If more than one such bond exists, then “Foreign Bond” means such standard bond most recently registered in the local language of the Foreign Jurisdiction, or if no such bond has been registered, then the bond most recently regularly offered for sale in that Foreign Jurisdiction. The term “Foreign Bond” shall not include any partnership managerial or pension trust bond.

7.	LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)

The limit of liability stated in the Declarations is the aggregate limit of the Insurer’s liability for all loss arising out of claims first discovered and reported to the Insurer during the Bond Period or during the Extended Reporting Period, regardless of the number of Insureds, claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Bond Period. The Insurer shall be absolutely entitled to pay settlements, judgments, awards and Defense Costs as they become due and payable by the Insured without consideration of other future payment obligations. Defense Costs are subject to, part of, and not payable by the Insurer in addition to, the limit of liability.

8.	RETENTION

The Insurer shall only be liable for the amount of loss arising from any claim , which is in excess of the retention amount stated in Item 45 of the Declarations, such retention amount shall be borne by the Insured and remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all claimsclaims alleging the same wrongful act or related wrongful acts.

The applicable Company shall be conclusively deemed to have indemnified the Individual Insureds to the maximum extent that the applicable Company is permitted or required to provide such indemnification pursuant to law, common or statutory, or contract or by the charter, by-laws, operating agreement or similar documents of the applicable Company, which are hereby deemed to incorporate, for the purposes of this bond, the broadest provisions of the law which determines or defines such rights of indemnity.

It is further understood and agreed that in the event a Company refuses to pay an applicable retention as required under Coverage II due to financial insolvency, then the Insurer shall commence advancing Defense Costs within the retention and pursuant to the other terms, conditions and exclusions of this Policy bond, provided that the Insurer shall be entitled to recover the amount of Defense Costs advanced within the retention from the Company pursuant to Clause 13. SUBROGATION.

9.	NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given in writing to Vice President, Financial Institutions Claims, AIG Technical Services, Inc.®, P.O. Box 1000, New York, NY 10268. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of

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mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

(i)	(a)	The Insured shall, as a condition precedent to the obligations of the Insurer under this Policy bond, give written notice of a claim or claim made against an Insured as soon as practicable after a Vice President in the Fidelity
Insurance & Risk Management Department first becomes aware of the claim, but in all events no later than either: the end of the Bond Period (if applicable), or

	(b)	within 4560 days after the end of the Bond Period or the Extended Reporting
Period (if applicable), as long as such claim was first made against an Insured within the final 4560 days of the Bond Period or the Extended Reporting
Period (if applicable).

(ii) If during the Bond Period or during the Extended Reporting Period (if applicable), written notice of a claim has been given to the Insurer pursuant to Clause 9(a) above, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the claim of which such notice has been given, or alleging any wrongful act which is the same as or related to any wrongful act alleged in the claim of which such notice has been given, shall be considered related to the first claim and made at the time such notice was given.

(iii) If during the Bond Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the reasons for anticipating such a claim, with full particulars as to dates and persons involved, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to such noticed circumstances or alleging any wrongful act which is the same as or related to any wrongful act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

10.	COOPERATION

The Insured shall cooperate with the Insurer and, upon the Insurer’s request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or organization who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

11.	EXTENDED REPORTING PERIOD

If the Insurer or the Named Insured shall cancel or decline to renew this bond, the Insured shall have the right, upon payment of an additional premium in an amount not to exceed 200150% of the full annual premium, to a period of one year following the effective date of such cancellation or non-renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Insurer of claims first made against the Insured during such Extended Reporting Period for any wrongful act occurring prior to the end of the Bond Period and otherwise covered by this Policy bond. The rights contained in this clause shall

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terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

The offer by the Insurer of renewal terms, conditions, limit of liability and/or premiums different from those of the expiring bond shall not constitute a declination to renew by the Insurer.

12.	CANCELLATION CLAUSE

This bond may not be canceled by the Insured or the Insurer, except as indicated below.

This Policy bond may be canceled by or on behalf of the Insurer in the event of non-payment of premium by the Insured. In the event of non-payment of premium by the Insured, the Insurer may cancel this Policy bond by delivering to the Insured or by mailing to the Insured, by registered, certified, or other first class mail, at the Insured’s address as shown in Item 1(a) of the Declarations, written notice stating when, not less than 15 days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Bond Period terminates at the date and hour specified in such notice, or at the date and time of surrender. The Insurer shall have the right to the premium amount for the portion of the Policy Period during which the policy was in effect.

Notwithstanding the above, any layer of insurance for which any insurer on this Policy bond or any excess layer above it participates may be cancelled by the Insured in the event that the A.M. Best rating of that insurer is determined to be below an A rating. In no way does the cancellation of any layer of insurance affect the other layers of insurance, and, specifically, no insurer will be required to attach at a lower level or participate to a greater extent on a quota share than it otherwise would had no cancellation taken place. In the event of cancellation by either the Insurer or the Insured as indicated above, the Insurer shall be entitled to the annual premium on a pro-rate basis and, if applicable, shall return such unused premium to the Insured within 10 days of cancellation.

If the period of limitation relating to the giving of notice as set forth in this Clause is also set forth in any law controlling the construction thereof, then such period shall be deemed to be amended so as to be equal to the minimum period of limitation set forth in the controlling law.

13.	SUBROGATION

In the event of any payment under this Policy bond, the Insurer shall be subrogated to the extent of such payment to all the Insured’s rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights. The Insured shall do nothing to prejudice such rights. Any amount recovered in excess of the Insurer’s total payment shall be restored to the Insured, less the cost to the Insurer of recovery. In no event, however, shall the Insurer exercise its rights of subrogation against an Insured under this Policy bond unless such Insured has been convicted of a deliberate criminal act, or been determined, through a final non-appealable adjudication, to have in fact committed a deliberate fraudulent act or obtained any profit or advantage to which such Insured was not legally entitled.

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In the event that the Insurer shall for any reason pay indemnifiable loss on behalf of an Individual Insured, the Insurer shall have the contractual right hereunder to recover from the Company the amount of such loss equal to the amount of the retention not satisfied by the Company and shall be subrogated to the rights of the Individual Insureds hereunder.

14.	OTHER INSURANCE

Such insurance as is provided by this Policy bond shall apply only as excess over any other valid and collectible insurance, unless such other insurance is written only as specific excess insurance over the limit of liability provided by this Policy bond.

However, in the event of a claim under this Policy bond for any alleged wrongful act(s) (including Interrelated Wrongful Acts) and such claim is also a valid and collectible covered claim (as “claim” is defined under the FMR Corporate Concentric Custom Bond) under the FMR Corporate Concentric Custom Bond, this Policy bond, subject to this Policy bond’s terms and conditions, shall also cover such claim, but only to the extent that such claim is not valid and collectible under the FMR Corporate Concentric Custom Policy.

15.	NOTICE AND AUTHORITY

It is agreed that any Vice President within the Fidelity Insurance Risk Management Department shall act on behalf of all Insureds with respect to the giving and receiving of notice of claim and cancellation, the payment of premiums and the receiving of any return premiums that may become due under this Policypolicy, the receipt and acceptance of any endorsements issued to form a part of this Policypolicy and the exercising or declining to exercise any right to an Extended Reporting Period.

16.	ASSIGNMENT

Assignment of interest under this Policy bond shall not bind the Insurer until its consent is endorsed hereon; however, subject otherwise to the terms hereof, this Policy bond shall cover the estate, heirs or legal representative of the Insured in the event of the Insured’s death, bankruptcy, insolvency or being adjudged incompetent.

17.	ACTION AGAINST INSURER

Except as provided in Clause 19 of this Policy bond, no action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this Policypolicy, nor until the amount of the Insured’s obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Insurer.

Any person or organization or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this Policy bond to the extent of the insurance afforded by this Policy bond. No person or organization shall have any right under this Policy bond to join the Insurer as a party to any action against the Insured to determine the Insured’s liability, nor shall the Insurer be impleaded by an Insured or his, her or its legal representative. Bankruptcy or insolvency of an Insured or of his, her or its estate shall not relieve the Insurer of any of its obligations hereunder.

18.	SERVICE OF SUIT

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It is agreed that in the event of failure of the Insurer to pay any amount claimed to be due hereunder, the Insurer, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the United States. Nothing in this condition constitutes or should be understood to constitute a waiver of the Insurer’s right to commence an action in any court of competent jurisdiction in the United States to remove an action to a United States District Court or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. It is further agreed that service of process in such suit may be made upon Counsel, Legal Department, American International Specialty Lines Insurance Company, 175 Water Street, New York, NY 10270 or his or her representative, and that in any suit instituted against the Insurer upon this contract, the Insurer will abide by the final decision of such court or of any appellate court in the event of any appeal.

Further, pursuant to any statute of any state, territory, or district of the United States which makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner, or Director of Insurance, other officer specified for that purpose in the statute, or his or her successor or successors in office as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Insured or any beneficiary hereunder arising out of this contract of insurance, and hereby designates the above named Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

19.	DISPUTE RESOLUTION PROCESS

It is hereby understood and agreed that all disputes or differences which may arise under or in connection with this bond, whether arising before or after termination of this bond, including any determination of the amount of loss, shall be submitted to the alternative dispute resolution (“ADR”) process set forth in this clause.

Either the Insurer or an Insured may elect the type of ADR process discussed below; provided, however, that such Insured shall have the right to reject the Insurer’s choice of the type of ADR process at any time prior to its commencement, in which case such Insured’s choice of ADR process shall control.

The Insurer and each and every Insured agrees that there shall be two choices of ADR process: (1) non-binding mediation administered by the American Arbitration Association, in which the Insurer and any such Insured shall try in good faith to settle the dispute by mediation under or in accordance with its then-prevailing Commercial Mediation Rules; or (2) arbitration submitted to the American Arbitration Association in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall consist of three disinterested individuals. In either mediation or arbitration, the mediator or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. The mediator or arbitrators shall also give due consideration to the general principles of the law of the state where the Named Insured is incorporated in the construction or interpretation of the provisions of this bond. In the event of arbitration, the decision of the arbitrators shall be final and binding and provided to both parties, and the arbitrators’ award shall not include attorneys fees or other costs. In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least 12030 days shall have elapsed from the date of the termination of the mediation. In all events, each party shall share equally the expenses of the ADR process.

All Fidelity Funds

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The laws of the State of New York shall apply, except with regards, to (a) the procurements, issuance or delivery of this Policy bond, including any provisions of the Policy bond relating to its cancellation or nonrenewal (if any), or any other New York State regulations or requirements regarding policies issued pursuant to New York State Insurance Law; and (b) the determination of the availability of punitive damages, unless New York law otherwise applies.

Either choice of ADR process may be commenced in New York, New York; Atlanta, Georgia; Chicago, Illinois; Denver, Colorado; or in the state indicated in Item 1(a) of the Declarations as the mailing address for the Named Insured. The Named Insured shall act on behalf of each and every Insured in deciding to proceed with an ADR process under this clause.

20.	ORDER OF PAYMENTS

In the event of loss arising from a claim for which payment is due under this Policypolicy, the Insurer shall in all events:

	a.	first, pay loss for which coverage is provided under Coverage Section II.A and then Coverage Section II.C of this Policypolicy; then

	b.	pay such other loss for which coverage is provided under this Policy bond.

The bankruptcy or financial insolvency of any Company shall not relieve the Insurer of any of its obligations to prioritize payment of covered loss under this bond pursuant to this Clause 21.

21.	SEVERABILITY

In granting coverage under this bond, it is agreed that the Insurer has relied upon the statements and representations contained in the Application as being accurate and complete in all material respects. All such statements and representations are the basis for this bond and are to be considered as incorporated into this bond.

The Insureds agree that in the event that the statements and representations contained in the Application are not accurate and complete in all material respects, then the coverage provided by this Policy bond shall be deemed void ab initio solely with respect to any of the following Insureds:

(1)	any Individual Insured who knew as of the inception date of the Policy Bond Period the facts that were not accurately and completely disclosed in the Application,

(2)	the Named Insured under Clause 1. Insuring Agreements, COVERAGE II.B(ii), to the extent it indemnifies any Individual Insured referenced in (1), above, and

(3)	the Named Insured, under Clause 1. Insuring Agreement, COVERAGE II.B(i) if any past or present, Chairman of the board, Chief executive officer, Chief financial officer of the Named Insured knew as of the inception date of the Bond Period, facts that were not accurately and completely disclosed in the Application whether or not such insured person knew that such facts were not accurately and completely disclosed in the Application.

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Solely with respect to any non-indemnifiable loss of any Individual Insured, under no circumstances shall the coverage provided by this bond be deemed void, whether by recession or otherwise, but such coverage will be subject to all other terms, conditions and exclusions of this bond.

It is understood and agreed that this provision supersedes any inconsistent language contained in the Application.

22.	MOST FAVORABLE JURISDICTION

It is hereby understood and agreed that, solely with respect to the enforceability of any coverage for punitive, exemplary, and multiplied damages, this bond shall be governed by such applicable law that most favors coverage for such penalties and punitive, exemplary, and multiplied damages.

23.	HEADINGS

The descriptions in the headings of this bond are solely for convenience, and form no part of the terms and conditions of coverage.

IN WITNESS WHEREOF, the Insurer has caused this bond to be signed by its President and a Secretary and signed on the Declarations page by a duly authorized representative of the Insurer.

All Fidelity Funds

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ENDORSEMENT #1

This endorsement, effective 12:01 a.m., July 01, 2006form a part of Bond number: Issued to: All Fidelity Funds By: American International Specialty Lines Insurance Company

TIE-IN OF LIMITS ENDORSEMENT (ABSOLUTE)

In consideration of the premium charged, it is hereby understood and agreed that the combined Limit of Liability of the Insurer for all claims under this Policy bond’s Limit of Liability, as set forth in the Declarations page of this Policy bond, and also under bond No. All Fidelity Funds ssued to the respective Named Insureds by American International Specialty Lines Insurance Company (or any renewal or replacement of such policies or which succeeds such policies in time), shall be $25,000,000.

Similarly, in the event the Insurer, pursuant to the FMR Corporate Concentric Bond Tie- ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

Authorized Representative

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